September 26, 2023

VIA E-MAIL

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Lori Empie
Robert Klein

Re:	Cosmos Group Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021 Response dated April 6, 2023 File No. 000-55793

Ladies and Gentlemen:

On behalf of Cosmos Group Holdings Inc. (the “Company” or “COSG”), we are hereby responding to the comment letter dated September 12, 2023 (the “Staff Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”).

Due to the Company’s recent change of independent registered public accountant (the “Auditor”) effective on August 28, 2023, as disclosed in the current report on Form 8-K filed on September 14, 2023, the Company requires more time to provide responses to the Staff’s comments. The Company is currently working with Olayinka Oyebola & Co., the Company’s new Auditor, on the response to the comments issued by the Staff on September 22, 2022, (the “Comments”). The Company expects to file an amendment to the 10-K for the Fiscal Year ended December 31, 2021 (the “Form 10-K”), as well as a complete, substantive response to the Comments in relation to the Company’s Form 10-K, on or before November 30, 2023.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick